UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902

April 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0.0%
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0%
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0.0%
	14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 9 amends and supplements the Schedule 13D filed on September 27, 2019, as amended by Amendment No. 1 filed on November 6, 2019, by Amendment No. 2 filed on March 20, 2020, by Amendment No. 3 filed on April 14, 2020, by Amendment No. 4 filed on September 17, 2020, by Amendment No. 5 filed on October 28, 2020, by Amendment No. 6 filed on November 20, 2020, by Amendment No. 7 filed on January 4, 2021 and by Amendment No. 8 filed January 15, 20201 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 20, 2021, the Issuer and Merger Sub filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 20, 2021, pursuant to which the Merger became effective on April 20, 2021. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, which were cancelled and ceased to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares deemed contributed by the Rollover Securityholders to Parent immediately prior to or at the Effective Time of the Merger pursuant to the Support Agreement), which were cancelled and ceased to exist without consideration, (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Companies Law of the Cayman Islands, and (d) Ordinary Shares owned by holders who had previously validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Issuer prior to the effective time of the Merger, which were cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

As a result of the Merger, the Ordinary Shares ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on April 21, 2021 and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 9 or previously reported in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) April 20, 2021.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019, incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed November 6, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22. 2021

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN